

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE



04034339

May 4, 2004

James M. Bartos, Esq.
Shearman & Sterling LLP
Broadgate West
9 Appold Street
London EC2A 2AP

Act Exchange Act of 1934
Section 13E
Rule 13e-4(c)(4); 13e-4(f)(3) & 14e-5
Public
Availability May 4, 2004

PROCESSED
JUL 07 2004
THOMSON
FINANCIAL

Re: AB Electrolux
Incoming Letter Dated May 2, 2004
TP: 04-46

Dear Mr. Bartos:

We are responding to your letter dated May 2, 2004, as supplemented by telephone conversations with the staff, with regard to your request for no-action relief. Our response is attached to the enclosed photocopy of your correspondence to avoid having to recite or summarize the facts set forth in your letter. Unless otherwise noted, capitalized terms in this letter have the same meaning as defined in your letter.

Without necessarily concurring in your analysis, and based on your oral and written representations and the facts and circumstances presented, we hereby grant the following relief:

(i) The staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 13e-4(c)(4) if Electrolux files the final amendment to its Schedule TO as soon as practicable after the EGM, and, in any event, no later than ten U.S. business days after the EGM.

(ii) The staff of the Division of Corporation Finance will not recommend that the Commission take enforcement action under Rule 13e-4(f)(3) if Electrolux follows the procedures described in your letter.

(iii) On the basis of your representations and the facts presented, the Division of Market Regulation hereby grants an exemption from Rule 14e-5. The exemption from Rule 14e-5 is to permit Electrolux to purchase or arrange to purchase Class A-Shares and Class B-Shares, including Class B-Shares represented by ADSs, pursuant to the Swedish Offer during the period of the U.S. Offer in the manner described in your letter. You do not request, and we do not grant, any relief regarding purchases or arrangements to purchase shares or ADSs otherwise than pursuant to the Offers.

In granting the requested relief, we note in particular the:

- importance of ensuring that all Electrolux shareholders residing in the United States have the opportunity to participate in the Share Redemption;
- planned filing by Electrolux of a Schedule TO with the Commission in respect of the Share Redemption;
- interest of treating all Electrolux shareholders equally;
- other measures adopted by Electrolux to ensure that the Share Redemption complies with Rule 13e-4 (except as otherwise provided in this letter); and
- necessity, under Swedish company law, to obtain the approval of at least two-thirds of the shares present, and votes cast, at a meeting of shareholders to redeem the shares.

The foregoing no-action and exemptive positions are based solely on your oral and written representations and the facts presented in your letter and in telephone conversations with the staff, and are strictly limited to the application of those rules to the proposed transactions. Such transactions should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations, including if the EGM is held on a date later than June 16, 2004.

In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the Exchange Act, particularly Sections 10(b) and 14(e), and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the participants in the various transactions. The Divisions express no views with respect to any other questions that the proposed transactions may raise, including, but not limited to, the adequacy of disclosure concerning, and the applicability of any other federal or state laws to, the proposed transactions.

Sincerely,

For the Division of Corporation Finance,



Brian V. Breheny
Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

For the Division of Market Regulation, Office of Trading Practices & Processing,



James A. Brigagliano
Assistant Director
Division of Market Regulation

Attachment

SHEARMAN & STERLING LLP

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BROADGATE WEST
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ABU DHABI
BEIJING
BRUSSELS
DÜSSELDORF
FRANKFURT
HONG KONG
MANNHEIM
MENLO PARK
MUNICH
NEW YORK
PARIS
ROME
SAN FRANCISCO
SÃO PAULO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

May 2, 2004

Securities Exchange Act of 1934
Rule 13e-4(c)(4)
Rule 14e-5
Rule 13e-4(f)(3)

Brian V. Breheny, Chief, Office of Mergers and Acquisitions
Division of Corporation Finance

James A. Brigagliano, Assistant Director
Division of Market Regulation,
Office of Risk Management and Control
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

AB Electrolux

Ladies and Gentlemen:

We are writing on behalf of AB Electrolux, a Swedish corporation ("Electrolux"), in connection with its proposed redemption of a maximum of 5% of its outstanding share capital, to request the Divisions of Corporation Finance and Market Regulation of the Securities and Exchange Commission (the "Commission") to (i) grant no-action relief stating that the Commission will not take enforcement action if in the U.S. Offer, as described below, which is only open to persons (collectively, "U.S. persons") located in the United States and to holders of American Depositary Shares ("ADSs") representing Shares, Electrolux complies with Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") by filing a final amendment to its Issuer Tender Offer Statement on Schedule TO as soon as practicable after Electrolux's extraordinary general meeting of shareholders which will be held to approve, among other things, the proposed share redemption, as described below and in any event no later than 10 business days thereafter; (ii) confirm the Commission's view that the Swedish Offer does not violate Rule 14e-5 under the Exchange Act, or alternatively, exempting the Swedish Offer from Rule 14e-5; and (iii) confirm that the U.S. Offer does not violate the proration requirements of Rule 13e-4(f)(3) under the Exchange Act or, alternatively, granting no-action relief therefor.

Similar requests for relief have been granted by the Commission under similar circumstances in AB Volvo (June 1, 2000), Swedish Match AB (May 5, 2000), Swedish Match AB (May 19, 1998) and AB Volvo (May 16, 1997). Each of those cases involved a share redemption or repurchase program on the part of a Swedish company.

Electrolux Share Capital

Electrolux is a Swedish-based international industrial group. The share capital of Electrolux is divided into Class A Shares and Class B Shares (collectively, the "Shares"). Each Class A Share entitles the holder to one vote and each Class B Share entitles the holder to one-tenth of one vote. The principal markets for Electrolux's Class B Shares are the Stockholmsbörsen (the "Stockholm Stock Exchange") and the London Stock Exchange.

In the United States, Electrolux's Class B Shares are registered under Section 12(g) of the Exchange Act and are listed for quotation on the Nasdaq National Market ("Nasdaq"). None of Electrolux's Class A Shares are so registered or listed in the United States. ADSs representing Class B Shares have traded in the United States on Nasdaq since 1987. These ADSs are evidenced by American Depositary Receipts ("ADRs") issued by The Bank of New York, as depositary (the "Depositary"). Each outstanding ADS represents two Class B Shares deposited with the Depositary.

The Depositary has advised Electrolux that as of March 23, 2004, there were approximately 1,975,630 ADSs outstanding, constituting approximately 1.2% of Electrolux's share capital and approximately 0.9% of Electrolux's voting power. As of March 23, 2004, the number of record holders of ADSs as shown in the books of the Depositary was approximately 71. Furthermore, as of February 27, 2004 (the latest practicable date the information was available), persons in the U.S. held, directly or through Swedish custodians, approximately 357 Class A Shares and approximately 38,524,327 Class B Shares, together representing approximately 11.9% of Electrolux's share capital and approximately 9.3% of its voting power at such date. As of the date hereof, Electrolux is not aware, and has no reason to believe, that the aggregate beneficial ownership of U.S. persons in respect to Shares and ADSs is in excess of 40% of Electrolux's share capital or voting power at such date. As of February 27, 2004, Electrolux had 324,100,000 outstanding Shares. Accordingly, the proposed Share Redemption would meet the conditions of the "Tier II" exemption for cross-border tender offers pursuant to Rule 13e-4(i) under the Exchange Act.

Pursuant to the Tier II exemption, the redemption offer is separated into two offers, the Swedish Offer and the U.S. Offer, each as defined below, notwithstanding the provisions of Rule 13e-4(f)(8).

The Share Redemption

Introduction

Electrolux proposes to redeem a maximum of 5% of its outstanding Shares pursuant to, (i) in respect of Shares held by Swedish and other non-U.S. persons, a share redemption program in compliance with Swedish law (the "Swedish Offer"), and (ii) in respect of Shares held by U.S. persons and shares underlying ADSs, a share redemption program in compliance with U.S legal requirements in the form of an issuer tender offer under Section 13(e) and Section 14(e) of the Exchange Act, and the rules and regulations promulgated thereunder, subject to the relief granted by the Commission as requested herein (the "U.S. Offer", and together with the "Swedish Offer", the "Share Redemption"). The terms and conditions of the U.S. Offer will be the same as the terms and conditions of the Swedish Offer in all material respects.

Under Swedish company law, a company may not redeem its own shares without the approval of at least two-thirds of the shares present, and votes cast, at a meeting of shareholders. In addition, such shareholder approval must be granted in respect of the *exact* number of shares that are to be redeemed by the company and the *exact* total consideration to be paid. Therefore, under Electrolux's Share Redemption, the exact number of Shares (including Shares underlying ADRs) that are to be redeemed under both the Swedish Offer and the U.S. Offer must be fixed with certainty *before* the shareholder approval requirement can be satisfied at a shareholders' meeting. Accordingly, by operation of Swedish law, acceptance for payment of Shares or ADSs tendered under the U.S. Offer is necessarily conditioned on, and delayed until, the grant or denial of such shareholder approval.

Electrolux does not intend to make any recommendation to its shareholders as to whether or not shareholders should tender their Shares or ADSs.

Swedish Offer

(a) Distribution of Rights; Offer Period

On February 11, 2004, Electrolux's report on its 2003 operations publicly stated that Electrolux's board of directors (the "Board") intended to effect a share redemption program. On March 16, 2004, Electrolux issued a press release describing the proposed Share Redemption in greater detail. On May 4, 2004 Electrolux intends to mail to each of its shareholders who are not in the U.S. an offer document in connection with the Swedish Offer, as well as an acceptance form (the "Acceptance Form") and related instructions to enable such shareholders to participate in the Swedish Offer which begins on May 4, 2004. As described more fully below, in connection with the U.S. Offer, on May 4, 2004, a tender offer document, a letter of transmittal and related documents are expected to be mailed to U.S. persons to enable such persons to participate in the U.S. Offer.

Electrolux is effecting the Share Redemption in both Sweden and the United States by distributing, on or about April 28, 2004, (i) one right for each outstanding Class A-Share (a "Class A Share Right") and one right for each outstanding Class B-Share (a "Class B-Share Right" and, together with the Class A-Share Rights, "Share Rights") and (ii) one right for each outstanding ADS (an "ADS Right"). Share Rights will be recorded in each shareholder's account with the Swedish VPC AB (the "VPC"), and ADS Rights will be allocated to ADS holders on the books of the Depositary. The record date for determining which shareholders, and therefore which ADS holders, are eligible to receive Share Rights and ADS Rights, respectively, in the distribution was April 26, 2004. The distribution of the Share Rights and the ADS Rights were approved by the shareholders at the annual general meeting of Electrolux on April 21, 2004.

In its announcement on March 16, 2004, the Board determined, and at the annual general meeting on April 21, 2004, the shareholders approved, that twenty Share Rights will entitle the holder thereof to tender for redemption by Electrolux, for cash, one Share (which may be a Class

A Share or a Class B Share) from such holder at a premium price (the "Share Redemption Price"), and twenty ADS Rights will entitle the holder thereof to tender for redemption by Electrolux, for cash, one ADS from such holder at a premium price (the "ADS Redemption Price"). The Share Redemption Price is 200 SEK. Accordingly, the ADS Redemption Price is 400 SEK. The Share Redemption Price and ADS Redemption Price may not be changed during the Share Redemption.

A holder of an ADS Right may convert each ADS Right into two Share Rights, in which case the Share Rights received upon such conversion will be transferred to such holder's VPC account in Sweden and may be used in connection with the redemption of Shares. Conversely, two Share Rights may be converted into one ADS Right, in which case the ADS Right received upon such conversion will be allocated to the holder thereof on the books of the Depositary, and may be used in connection with the redemption of Shares underlying the ADSs pursuant to the U.S. Offer. ADS Rights may be converted into Share Rights, and Share Rights may be converted into ADS Rights until May 19, 2004.

From May 4, 2004 to May 26, 2004 (the "Rights Trading Period"), the Share Rights will be listed for trading on the Stockholm Stock Exchange. Furthermore, ADS Rights will be listed for trading on Nasdaq from May 4, 2004 to June 1, 2004, namely, throughout the period of the U.S. Offer. Therefore, because Share Rights and ADS Rights may be bought or sold at market-determined prices, shareholders and ADR holders have the opportunity of selling their ADS Rights during the trading periods described above. Conversely, shareholders and ADR holders will also have the opportunity of purchasing additional Share Rights and ADS Rights in order to participate to a greater extent in the Share Redemption. Electrolux intends to file a Form 8A under the Exchange Act with the Commission to register the ADS Rights for trading on Nasdaq. Subject to obtaining any applicable regulatory approvals, Electrolux may make arrangements enabling each beneficial owner of either Share Rights or ADS Rights, as the case may be, to sell up to 1,000 such Share Rights or ADR Rights convertible into 1000 Share Rights in a transaction free of brokerage fees during part of the offer period.

In order to exercise the Share Rights to require Electrolux to redeem Shares under the Swedish Offer, Swedish holders of Rights must duly complete an Acceptance Form in accordance with accompanying instructions, and deliver it to Electrolux's appointed receiving agents, by the close of business in Sweden on June 1, 2004 (the "Expiration Date"). Each such shareholder will be required to (i) specify on the Acceptance Form that number of his or her Shares to be redeemed, and (ii) specify the shareholder's VPC account number from which such number of Share Rights will thereby be authorized to be allocated for such Shares that are to be redeemed by Electrolux from the shareholder. Share Rights and ADS Rights which are not exercised by the Expiration Date will expire worthless. U.S. persons will be subject to the acceptance procedures described under "The U.S. Offer" below.

Shareholders will be entitled to withdraw tendered Shares at any time from the commencement of the Swedish Offer until the Expiration Date.

(b) Electrolux EGM and Payment of Redemption Price

Electrolux expects it will take approximately six U.S. business days after the Expiration Date, i.e., until approximately June 9, 2004, to calculate the exact number of Shares and ADSs that have been tendered for redemption under both the Swedish Offer and the U.S. Offer. Such number of Shares and ADSs to be redeemed under both the Swedish Offer and the U.S. Offer constitute the "Total Share Number". As soon as practicable after the Total Share Number is calculated, the Board will, among other things, resolve to propose to an extraordinary general meeting (the "EGM"), that Electrolux's shareholders duly approve the Share Redemption of the number of Shares and ADSs equal to the Total Share Number, at a per Share price equal to the Share Redemption Price. Under Swedish law, the Share Redemption must be approved by at least two-thirds of the Shares present, and two-thirds of the votes cast, at the EGM. The EGM is expected to be on or about June 16, 2004.

The Offer is conditioned, among other things, on the shareholders approving the Share Redemption by the requisite two-thirds majority at the EGM on or about June 16, 2004. If the conditions to the Offer are satisfied at the EGM, Electrolux will consummate the Share Redemption, including registration thereof with the Swedish Patent and Registration Office, on or about June 24, 2004. In addition, Electrolux will pay the Redemption Price per Share or per ADS to tendering holders as soon as practicable thereafter. Under VPC's standard procedure and practice, such payment is expected to be made on or about June 30, 2004. Holders who tendered ADSs will, in turn, receive payment from the Depositary for tendered ADSs on or about July 8, 2004, under the Depositary's standard procedures for distributing such payments to ADS holders.

The U.S. Offer

On May 4, 2004, Electrolux intends to mail a tender offer document regarding the U.S. Offer, as well as a letter of transmittal and related tender offer materials enabling shareholders to accept the U.S. Offer, to U.S. persons who are shareholders and ADS holders of record as of April 26, 2004, and file an Issuer Tender Offer Statement on Schedule TO with the Commission. Therefore, the earliest date on which holders will be able to tender Shares or ADSs under the U.S. Offer is May 4, 2004, namely, the date on which the letter of transmittal and related tender offer materials are mailed. Thereafter, the U.S. Offer will remain open for acceptances for 20 full U.S. business days until the Expiration Date of June 1, 2004 in accordance with Rule 13e-4(f)(1)(i). Each Share or ADS that is tendered under the U.S. Offer must be accompanied by a duly completed letter of transmittal tendering Shares or ADSs, and associated Share Rights or ADS Rights, or Notice of Guaranteed Delivery thereof, on the holder's behalf to the same effect as under the Swedish Offer.

In connection with the U.S. Offer, Electrolux intends to make arrangements giving each beneficial holder of ADS Rights and/or Share Rights who is a U.S. person the opportunity to sell a certain number of ADS Rights and/or Share Rights in a transaction (a "Sell Order Transaction") free of broker fees. The Depositary will deliver each Sell Order Transaction form that it receives to a U.S. broker-dealer appointed by Electrolux and such U.S. broker-dealer will effect the sale on Nasdaq of ADS Rights, or on the Stockholm Stock Exchange through a Swedish broker of Share Rights, as the case may be. Broker fees arising in connection with Sell Order Transactions will be borne by Electrolux. Similar arrangements will be provided for persons in the Swedish Offer.

In accordance with Rule 13e-4(f)(2)(i), shareholders will be entitled to withdraw tendered Shares at any time from the commencement of the U.S. Offer until the Expiration Date. As described herein, if shareholders approve the Share Redemption at the EGM on or about June 16, 2004 by the two-thirds majority vote required under Swedish law, and the other conditions of the Offer are satisfied, acceptance for payment of Shares and ADSs will occur immediately after the EGM. The actual payment to tendering holders of the Redemption Price per Share or per ADS will be effected in the United States as soon as practicable after the EGM. In accordance with Swedish law and practice, as described above, such payment is expected to be made by Electrolux on or about June 30, 2004, and ADS holders will receive payment from the Depositary on or about July 8, 2004.

Relief Requested

Rule 13e-4(c)(4)

Rule 13e-4(c)(4) requires an issuer to report promptly the results of an issuer tender offer by filing with the Commission, a final amendment to its Schedule TO. However, as described above, the U.S. Offer is of necessity conditioned on the approval of the Share Redemption by the shareholders at the EGM. Electrolux expects it will take approximately six U.S. business days to calculate the Total Share Number and, thereafter, pursuant to Swedish law and practice, the earliest date at which an EGM can be convened is eleven U.S. business days after the Expiration Date. Accordingly, we request that the Commission grant no-action relief from Rule 13e-4(c)(4) stating that the Commission will not take enforcement action if Electrolux files the final amendment to its Schedule TO as soon as practicable after the EGM and in any event no later than 10 business days thereafter.

Rule 14e-5

Rule 14e-5 under the Exchange Act prohibits a person who is making a cash tender offer or exchange offer for any equity security from, directly or indirectly, purchasing or making any other arrangements to purchase any such security during the tender offer period other than pursuant to the tender offer. As described above, during the period of the U.S. Offer, Electrolux is also conducting the Swedish Offer outside the United States. Technically, conducting the Swedish Offer outside the U.S. could be considered as making "arrangements" to purchase Shares during the period of the U.S. Offer other than pursuant to the U.S. Offer, in violation of Rule 14e-5. Since the Swedish Offer is an integral part of the Share Redemption, we request the Commission to confirm that conducting the Swedish Offer during the period of the U.S. Offer does not violate Rule 14e-5, or, alternatively, we request an exemption from Rule 14e-5 to permit the Swedish Offer to proceed in the manner described herein.

Rule 13e-4(f)(3): Proration Requirement

Under Rule 13e-4(f)(3), in the case of an issuer tender offer for less than all the outstanding equity securities of a class that is oversubscribed, the securities must be accepted for payment pro rata, disregarding fractions, according to the number of securities tendered by each holder during the offer period. One of the primary objectives of Electrolux is to ensure equal treatment among shareholders in the redemption process. The U.S. Offer will not provide for a proration mechanism in accordance with Rule 13e-4(f)(3) because, in accordance with Swedish law and practice, Electrolux is effecting the Share Redemption by a distribution of Rights pursuant to which up to 100% of tenders can be accepted, rather than a tendering process of its Shares which would require proration and allocation. The U.S. Offer, however, achieves the same regulatory objective as Rule 13e-4(f)(3) of ensuring equal treatment among shareholders because the distribution of one Share Right per Share, and the distribution of one ADS Right per ADS, automatically grants each holder the opportunity of participating in the Share Redemption on a pro rata basis. Accordingly, we request the Commission to confirm that conducting the U.S.

Offer in the manner described above complies with the proration requirements of Rule 13e-4(f)(3) or, alternatively, to grant no-action relief in relation to Rule 13e-4(f)(3) if the U.S. Offer proceeds as described above.

If you wish further information or to discuss these matters further, please do not hesitate to call the undersigned or Peter Young of this office at (011-44-020) 7655 5000.

Very truly yours,

James Bartos /RL

James Bartos